

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 22, 2008

via U.S. mail and facsimile

Mr. Robert G. Simpson
Senior Vice President and Chief Financial Officer
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

> **RE: Waste Management, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 19, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2008**
> **File No. 001-12154**

Dear Mr. Simpson:

We have completed our review of these filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, to Lesli Sheppard, Staff Attorney, at (202) 551-3708. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3689 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant